UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
RETAIL VENTURES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76128Y 10 2
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
1800 Moler Road
Columbus, Ohio 43207
614-449-4332
With a copy to:
Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 30, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

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CUSIP No. 76128Y 10 2

1	NAMES OF REPORTING PERSON: Schottenstein RVI, LLC S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		20,020,935

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,020,935

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	20,020,935

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	39.5%

14	TYPE OF REPORTING PERSON:

	CO

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CUSIP No. 76128Y 10 2
ITEM 1. Security and Issuer
     This Schedule 13D relates to the common stock, no par value (the “Shares”), of Retail Ventures, Inc., an Ohio corporation (the “Company”), whose principal executive offices are located at 3241 Westerville Road, Columbus, Ohio 43224.
ITEM 2. Identity and Background
     The limited liability company filing this statement is Schottenstein RVI, LLC, a Delaware limited liability company. The principal business of Schottenstein RVI, LLC is the holding of retail interests. Schottenstein RVI, LLC’s principal business and offices are located at 1800 Moler Road, Columbus, Ohio 43207.
     During the last five years, Schottenstein RVI, LLC has not been convicted in a criminal proceeding. During the last five years Schottenstein RVI, LLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration
     See Item 6.
ITEM 4. Purpose of Transaction
        On May 29, 2008, the Board of Directors of Schottenstein Stores Corporation authorized the contribution of (i) 17,946,766 shares of Company common stock and (ii) its New Term Warrants (as defined below) to acquire 1,731,460 shares of Company common stock plus an additional 342,709 shares of Company common stock under the anti-dilution provisions to Schottenstein RVI, LLC, a Delaware limited liability company to be formed with Schottenstein Stores Corporation as the sole member. The contribution to Schottenstein RVI, LLC was completed on May 30, 2008. In addition, the Board of Directors of Schottenstein Stores Corporation declared a dividend, effective as of the close of business on May 30, 2008, of all of the limited liability company membership interests in Schottenstein RVI, LLC to the shareholders of Schottenstein Stores Corporation.
     The reporting person evaluates each of its investments, including the Company and the Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation the reporting person may, from time to time, acquire additional Shares, continue to own Shares or dispose of Shares at any time, in the open market or otherwise, may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. The reporting person reserves the right, based on all relevant factors and circumstances, to change its investment intent with

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CUSIP No. 76128Y 10 2
respect to the Company and the Shares at any time in the future, and to change its intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to its future course of action, the reporting persons will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to the reporting persons, any contractual obligations to which the reporting person is now or may in the future become subject, including in respect of the financing of their ownership of the Shares or otherwise relating to its investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Shares and other investment alternatives. From time to time the reporting person may enter into discussions with the Company and/or third parties, concerning its holding of the Shares and possible future extraordinary transactions involving the reporting person and the Company and such third persons. There can be no assurance as to whether the reporting person will take any action with respect to its ownership of the Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Shares or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or the reporting person, the terms of any transaction, or the timing or certainty of any transaction.
ITEM 5. Interest in Securities of the Issuer
(a)	Schottenstein RVI, LLC owns 20,020,935 shares of the Company’s Common Stock, representing 39.5% of the outstanding shares. This includes 1,731,460 shares of Company common stock plus an additional 342,709 shares of Company common stock under the anti-dilution provisions issuable upon the exercise of warrants under the New Term Warrants.

(b)	Schottenstein RVI, LLC has sole power to vote and dispose of 20,020,935 shares. There is no shared power to vote, dispose, or direct the voting or disposition of shares. Jay L. Schottenstein is the manager of Schottenstein RVI, LLC.

(c)	There have been no transactions during the sixty days prior to May 30, 2008.

(d)	N/A.

(e)	N/A.

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CUSIP No. 76128Y 10 2
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Term Loans and Term Warrants
     On June 11, 2002, Schottenstein Stores Corporation and Cerberus Partners, L.P., a Delaware limited partnership (“Cerberus”), entered into a financing agreement and agreed to a form of warrant pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to the Company two term loans (the “Term Loans”) each in the aggregate principal amount of $50,000,000 and (ii) Cerberus, the Company and Schottenstein Stores Corporation agreed to a form of warrant (the “Term Warrants”) that were issued to each of Schottenstein Stores Corporation and Cerberus in connection with the extension of credit described in clause (i) above. The Term Loans were repaid in full on July 5, 2005.
     In September, 2002, Back Bay Capital Funding LLC (“Back Bay”) purchased a portion of each of the Term Loans and Term Warrants held by Schottenstein Stores Corporation and Cerberus. In November, 2005 Millennium Partners, L.P. (“Millennium”) purchased from Back Bay the Term Warrants Back Bay had acquired from Schottenstein Stores Corporation and Cerberus. After the Millennium transaction, the Term Warrants held by Schottenstein Stores Corporation entitled it to acquire 1,388,752 shares of Company stock.
     On July 5, 2005, the Term Warrants were amended and restated to entitle Schottenstein Stores Corporation and Cerberus, respectfully, to acquire directly from the Company 1,388,752 shares of Company stock for $4.50 per share (subject to adjustment for anti-dilution) or 328,915 shares of DSW stock for $19 per share (the IPO price, subject to adjustment for anti-dilution), or a combination thereof (the “New Term Warrants”). The expiration date of the New Term Warrants is June 11, 2012. Pursuant to Section 3.01(b) of the New Term Warrants, the number of shares of Company stock issuable upon exercise by Schottenstein Stores Corporation of its New Term Warrants was increased by 342,708 shares following the issuance by the Company of shares of Company stock in connection with the conversion of certain convertible securities of the Company. Following such increase, the New Term Warrants held by Schottenstein Stores Corporation entitles it to acquire 1,731,460 shares of Company stock plus an additional 342,709 shares of Company common stock under the anti-dilution provisions.
        As described above, on May 30, 2008, Schottenstein Stores Corporation contributed its New Term Warrants to Schottenstein RVI, LLC (the “New Term Warrants Transfer”).
Registration Rights
    On July 5, 2005, Schottenstein Stores Corporation, Cerberus and the Company and certain of its subsidiaries and affiliates entered into a Second Amended and Restated Senior Loan Agreement (the “Senior Loan”) and a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which replaced a preexisting loan and

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CUSIP No. 76128Y 10 2
registration rights agreement that Schottenstein Stores Corporation, Cerberus and the Company had outstanding and pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to the Company a non-convertible term loan in the aggregate principal amount of $50,000,000 and (ii) the Company issued Schottenstein Stores Corporation and Cerberus warrants which entitle the holder to purchase from the Company either Company stock or, in the alternative, stock of DSW, Inc. held by the Company (the “Senior Loan Warrants”). The Registration Rights Agreement also granted the holder of the New Term Warrants registration rights with respect to the Company’s common shares issuable upon exercise of the New Term Warrants.
     On January 13, 2006, Schottenstein Stores Corporation notified the Company of its desire to exercise its registration rights pursuant to Section 2.1 and 2.3 of the Second Amended and Restated Registration Rights Agreement and demanded that the Company register pursuant to a shelf registration, all of the common stock issuable upon the exercise of the Senior Loan Warrants and New Term Warrants. On May 30, 2008, pursuant to the New Term Warrants Transfer, Schottenstein RVI, LLC became the holder of the New Term Warrants and entitled to receive the benefits of and be bound by the terms and provisions of the Registration Rights Agreement.
     The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7.
     Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Schottenstein Stores Corporation and any person or entity.

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CUSIP No. 76128Y 10 2
ITEM 7. Material to Be Filed as Exhibits
     The following exhibits are deemed filed with this schedule:
Exhibit A: Form of Common Stock Purchase Warrant No. W-10 dated May 30, 2008 issued by Retail Ventures, Inc. to Schottenstein RVI, LLC.
Exhibit B: Second Amended and Restated Registration Rights Agreement dated July 5, 2005, among Retail Ventures, Inc., Cerberus Partners, L.P., Schottenstein Stores Corporation and Back Bay Capital Funding LLC.

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CUSIP No. 76128Y 10 2
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHOTTENSTEIN RVI, LLC
DATED: June 9, 2008	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein, Manager